ALPHA WASTEWATER INC.

STRATEGIC ALLIANCE AGREEMENT

This **Strategic Alliance Agreement** is made and entered into this _1st_ day of September 2010, by and between ALPHA WASTEWATER INC. ("ALPHA"), a Nevada Corporation, 9160 DIAMOND ROAD, RICHMOND, BRITISH COLUMBIA, CANADA, V7E 1P3, and Renmin University Of China School of Environment and Natural Resources. ("RENMIN"), No.59, Zhongguancun Street, Haidian Dist, Beijing 100872. P.R.CHINA.

WITNESSETH:

WHEREAS, ALPHA desires to engage RENMIN to provide the services as set forth in this Agreement, and

WHEREAS, RENMIN is agreeable to provide these services.

NOW THEREFORE, in consideration of the mutual promise made in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

I. ENGAGEMENT

ALPHA hereby retains RENMIN to provide those services as defined herein and RENMIN hereby agrees to the appointment on the terms and conditions hereinafter set forth and agrees to use commercially reasonable efforts in providing said services.

II. INDEPENDENT CONTRACTOR

RENMIN shall be, and in all respects be deemed to be, an independent contractor in the performance of its duties hereunder.

A. ALPHA shall be solely responsible for making all payments to and on behalf of its employees and RENMIN in no event be liable for any debts or other liabilities of ALPHA.

B. RENMIN shall not have or be deemed to have, fiduciary obligations or duties to, and shall be able to pursue, conduct and carry on for its own account (or for the account of others) such activities, ventures, businesses and other pursuits as RENMIN in its sole, absolute and unfettered discretion, may elect.



C. Notwithstanding the above, no activity, venture, business or other pursuit of RENMIN, during the term of this Agreement shall conflict with RENMIN's obligations under this Agreement.

III. SERVICES

RENMIN agrees to provide the following services, hereinafter collectively referred to as "Services":

A. RENMIN shall devote such time and efforts, as it deems commercially reasonable, under the circumstances to the affairs of ALPHA, as is reasonable and adequate to render the Services contemplated by this Agreement.

B. RENMIN cannot guarantee results on behalf of ALPHA, but shall pursue all reasonable avenues available through its network of contacts. The acceptance and consumption of any transaction is subject to acceptance of the terms and conditions by RENMIN in its sole discretion.

C. In conjunction with the Services, RENMIN agrees to:

1. Make itself available at the offices of ALPHA or at another mutually agreed upon place, during normal business hours, for reasonable periods of time, subject to reasonable advance notice and mutually convenient scheduling.

2. Make itself available for telephone conferences with the principal officer(s) of ALPHA during normal business hours.

IV. EXPENSES

It is expressly agreed and understood that each party shall be responsible for its own normal and reasonable out-of-pocket expenses.

V. COMPENSATION

A. In consideration for the services, ALPHA agrees that RENMIN shall be entitled to compensation as follows:

      i.   Payment for services as mutually agreed to by the parties to this Agreement; or

      ii.   Stock issued from ALPHA to RENMIN for services rendered, at a price tied to the market trading price for the previous 10 consecutive trading days or the date agreed upon; or

      iii.   A percentage equity position in each plant to be agreed upon by each party to this Agreement.

VI. TERM AND TERMINATION



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The term of the Agreement will be for 36 months unless terminated sooner.

This Agreement may be renewed upon mutual, written agreement of the parties.

Either party may terminate this agreement at any time with 90 days written notice.

VII. CONFIDENTIAL DATA

A. RENMIN shall not divulge to others, any trade secret or confidential information, knowledge, or data concerning or pertaining to the business and affairs of ALPHA, obtained by RENMIN as a result of its engagement hereunder, unless authorized, in writing by ALPHA. RENMIN represents and warrants that it has established appropriate internal procedures for protecting the trade secrets and confidential information of ALPHA's, including, without limitation, restrictions on disclosure of such information to employees and other persons who may be engaged in such information to employees and other persons who may be engaged in rendering services to any person, firm or entity which may be a competitor of ALPHA.

B. ALPHA will cooperate with RENMIN and will promptly provide RENMIN with all pertinent materials and requested information in order for RENMIN to perform its Services pursuant to this Agreement.

APPROVED AND AGREED:

ALPHA WASTEWATER INC. ("ALPHA"),
A Nevada Corporation

Date: Sept 1/2010

RENMIN UNIVERSITY OF CHINA
School of Environment and Natural Resources

Wang Hongchen

Date: Sept 1/2010

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"Services" Addendum

Statement of Cooperation:

Renmin University of China School of Environment and Natural Resources. shall review the Ecofluid Technology and approve the said technology for the Chinese wastewater market. Renmin University of China School of Environment and Natural Resources shall focus on plant construction, acquisition, retrofitting and water reclamation opportunities for Alpha from National, Provincial, Municipal governments and private residential and commercial projects requiring wastewater treatment and advise Alpha Wastewater in regard to such matters.

Renmin University of China School of Environment and Natural Resources will assist Alpha in developing a plant acquisition profile for the Chinese market.



"服务"附件



中国人民大学环境学院将会审查及批准 Ecofluid 技术在中国污水市场的运作。中国人民大学环境学院将会协助阿尔法公司寻找厂房建设，购置，改造及再造水的机会，包括国家，省，市政府及私人住宅及商业的污水处理项目。

中国人民大学环境学院将会协助阿尔法公司在中国市场收购或者建设一个污水处理厂。

